Summary in the English language of:	Exhibit 4

(1)  the EUR 100 million short-term credit line agreement, dated December 11, 2002, entered into by and among SCOR, a syndicate of banks and BNP Paribas as Agent, and

(2)  the credit line agreement, dated December 26, 2002, entered into by and among SCOR, a syndicate of banks and BNP Paribas as Agent and as Issuing Bank, relating to the issuance of letters of credit in an aggregate amount of up to USD 900 million.

1. EUR 100 million short-term credit line agreement, dated December 11, 2002:

Syndicate of Banks:

•	BNP Paribas;

•	Crédit Industriel et Commercial;

•	Natexis Banques Populaires;

•	Crédit Agricole Indosuez;

•	CDC Finance — CDC Ixis ;

•	Commerzbank;

•	Crédit Agricole d’Ile-de-France;

•	Crédit Lyonnais.

Agent: BNP Paribas

Term: expires December 10, 2003

Interest: EURIBOR plus a margin of, depending on SCOR’s Standard&Poor’s “Counterparty Credit Rating” at the time of the advance, 1% (if A- or better), 1.2% (if BBB+) or 1.5% (if BBB or below). If at the time of the advance Standard&Poor’s no longer rates SCOR in the category “Counterparty Credit Rating”, the margin is determined based on SCOR’s “unsecured long term” rating by Fitch IBCA (1% if BBB- or better, 1.2% if BB+, and 1.5% if BB or lower). If at the time of the advance neither Standard&Poor’s rates SCOR in the category “Counterparty Credit Rating” nor Fitch IBCA rates SCOR in the category “unsecured long term”, or, if an Event of Default occurs, then the applicable margin is 1.5%.

Main terms/covenants unique to this contract:

•	Pledge of SCOR’s shares in the following subsidiaries:

•	SCORLUX, for a reference amount of € 4,000,000 ;

•	SCOR (UK) Group Limited, for a reference amount of € 191,000,000 ;

•	SCOR Channel, for a reference amount of € 4,000,000

•	If the value[1] of the pledged shares decreases by more than 10% compared to the respective reference amounts referred to above, SCOR is required to pledge French Government OAT bonds in an amount equal to the difference.

•	If SCOR sells assets outside the management of its available-for-sale portfolio, or if exceptional proceeds are booked, SCOR is required to assign 10% of the resulting proceeds to the guarantee given to the banks in the form of pledged French Government OAT bonds.

2 Credit line agreement, dated December 26, 2002, relating to the issuance of letters of credit in an aggregate amount of up to USD 900 million.

[1]	Calculated based on adjusted net worth of the subsidiary.

Syndicate of Banks:

•	BNP Paribas;

•	Crédit Industriel et Commercial;

•	Natexis Banques Populaires;

•	Crédit Agricole Indosuez;

•	WestLB;

•	CDC Finance — CDC Ixis;

•	Commerzbank;

•	Caisse Régionale de Crédit Agricole Mutuel de Paris et d’Ile-de-France;

•	Crédit Lyonnais.

Issuing Bank: BNP Paribas

Collateral Agent: BNP Paribas

Term: Expires December 31, 2003. Automatic renewal unless expressly terminated upon at least 3 months notice.

Fees: The agreement provides for the following fees to be paid by SCOR:

•	A fee of 0.2% of any unused credit line (payable quarterly);

•	A one-off fee of 0.1% of the amount of each letter of credit issued; and

•	A fee of 0.3% of any outstanding amount up to USD495 million (payable quarterly in advance);

•	A fee of, depending on SCOR’s Standard & Poor’s “Counterpart Credit Rating”, 0.90% (if A- or better), 1.2% (if BBB+) or 1.5% (if BBB or below) of any outstanding amount in excess of USD495 million (payable annually). If Standard&Poor’s no longer rates SCOR in the category “Counterparty Credit Rating”, the relevant percentage is determined based on the “unsecured long term” rating by Fitch IBCA (0.90% if BBB- or better, 1.20% if BB+, and 1.50% if BB or lower). If neither Standard&Poor’s rates SCOR in the category “Counterparty Credit Rating” nor Fitch IBCA rates SCOR in the category “unsecured long term” or if an Event of Default occurs, then the applicable percentage is 1.50%.

Main terms/ covenants unique to this contract

•	Pledge of French Government OAT bonds in an amount equal to the value in euros of USD 105 million;

•	Pledge of French Government OAT bonds in an amount equal to the value in euros of USD 315 million;

•	Senior mortgage on the SCOR headquarters building located at 1, avenue du General de Gaulle a la Defense, 92800 Puteaux including adjacent buildings (the “SCOR Building”) for an amount equal to the value in euros of $95 million, which has been replaced with pledged French Government OAT bonds in an amount equal to the value in euros of $99.75 million on June 25, 2003;

•	If the value of the three foregoing security interests decreases below the amounts specified, SCOR is required to pledge French Government OAT bonds in an amount equal to the difference in value.

•	Pledge of SCOR’s shares in the following subsidiaries:

•	SCOR Italia, for a reference amount of € 113,724,000;

•	SCOR Deutschland for a reference amount of € 143,132,000;

•	SCOR Asia-Pacific for a reference amount of € 169,731,000;

•	FERGASCOR for a reference amount of € 81,327,862;

•	SCOR Financial Services for a reference amount of € 259,294,700;

•	SGF for a reference amount of € 6,627,730.

•	If the aggregate value[2] of the pledged shares in these subsidiaries decreases by more than 10% compared to the sum of the reference values specified above, SCOR is required to pledge French Government OAT bonds in an amount equal to the difference in value.

•	Further to a refusal by the local statutory authorities for the collateral security of SCOR Asia Pacific securities, SCOR had to create additional security interests in the form of mortgages and French Government OAT bonds for an amount equal to the value in euros of $60 million;

•	If a mortgaged building is sold, SCOR is required to pledge, prior to the release of the mortgage, French Government OAT bonds in an amount equal to the amount of the mortgage;

•	If SCOR sells assets outside the management of its available-for-sale portfolio, or if exceptional proceeds are booked, SCOR is required to apply 90% of the resulting proceeds to the guarantee given to the banks in the form of pledged French Government OAT bonds (i.e., when added to the 10% required under the short-term credit line, a total of 100% of such proceeds are required to be put up as additional guarantee);

•	Obligation to inform on the issuance of letters of credit as from April 1, 2003 (then June 1 and September 15, 2003);

3.     Main terms/covenants common to both contracts:

Suspension of facilities:

•	The banks have reserved the right to suspend the right to draw on their credit lines if:

•	Standard & Poor’s “Counterparty Credit Rating” of SCOR is inferior to BBB- ;

•	Standard & Poor’s, for whatever reason, no longer rates SCOR in the category “Counterparty Credit Rating” and the rating attributed by Fitch IBCA for “unsecured long term” is below BB, or

•	none of Standard & Poor’s or Fitch IBCA rate SCOR in the respective rating categories mentioned above.

Information :

Under the agreements, SCOR is required inter alia:

•	To provide annual financial statements (within four months of the end of the fiscal year), six-months financial statements (within two months of the end of the period) and quarterly financial statements (within ten weeks of the end of the period).

•	To inform, within twenty days, of any change in the composition of the Board of Directors and the general management, or its auditors;

[2]	Calculated based on adjusted net worth of the subsidiaries.

•	To notify, without any delay, any event representing an Event of Default (see description of main events of default below) or a Material Adverse Event[3];

•	Sale or transfer of assets: To inform of any exceptional proceeds or of any sale or transfer of assets made by SCOR or by a subsidiary the shares in which are pledged under the agreements, for an aggregate amount not exceeding € 20,000,000 (short-term credit line) or € 40,000,000 (letters of credit facility). Individual sales realized by SCOR itself may not exceed € 5,000,000. Above these thresholds, a sale or transfer of assets is not permitted except, with prior consent by the banks, (i) for the sale of the SCOR Building or any other mortgaged buildings and (ii) for the sale of certain assets on the condition that French Government OAT bonds be pledged for the corresponding value.

No information and no consent by the banks is required for:

•	The sale or transfer of ownership of any asset by a subsidiary the shares in which are pledged under the agreements, to another such subsidiary or to SCOR,

•	The sale or transfer of ownership of assets by SCOR or by a subsidiary the shares in which are pledged under the agreements in the course of the ordinary management of their investment portfolios.

•	To inform immediately of any claim representing for SCOR or any member of the SCOR Group an amount in excess of $50,000,000.

•	To inform immediately of any proceedings for an amount in excess of $50,000,000 per claim.

Covenants :

•		For a description of the restrictions relating to the sale or transfer of assets, see the fourth item under “Information” above.

	•	SCOR may not, and has agreed to cause the subsidiaries the shares in which are pledged under the agreements not to, create or maintain security interests in property[4] subject to certain exceptions, in particular:

•	A pledge in cash granted to Natexis for the World Trade Center tragedy,

•	Securities set up by SCOR and/or the subsidiaries the shares in which are pledged under the agreements in the ordinary course of their reinsurance activity.

•	SCOR may not, and has agreed to cause the subsidiaries the shares in which are pledged under the agreements not to, create or maintain collaterals or guarantees, sureties, backing, letters of intention and letters of guarantee (including letters of credit), subject to certain exceptions, in particular:

•	Guarantees given by SCOR in order to secure the commitments made by the Members of the Group in the ordinary course of their reinsurance activity,

•	Guarantees given in relation to real estate loans to SCOR employees.

•	In addition to the foregoing covenants, the agreements contain covenants requiring SCOR to maintain the obligations under the agreements pari passu with its other senior debt (present or

[3]	Defined as any economic, financial, stock market, legal, fiscal or other event according to the opinion shared by the majority (67%) of the banks.

[4]	Defined as collateral, pledge, sale or “bordereau Dailly”, lien, mortgage, delegation, reservation clause of ownership, pledge in cash or any other right aiming at mortgaging or transferring as a guarantee the ownership of one or many assets, present or future, of a Member of the Group, in order to secure an obligation of a Member of the Group or a third party.

future), prohibitions on any capital decrease, cancellation of shares or share repurchases, as well as other customary covenants.

Main Events of Default (resulting in a suspension of the credit facilities and the termination of the agreements):

•	SCOR’s failure to pay the amounts due under the facilities;

•	Cross-default: SCOR’s failure to pay the amounts due under other contracts or acceleration of such payment obligations for an amount in excess of € 10,000,000;

•	Insolvency of SCOR;

•	A Material Adverse Event[5];

•	A decrease of SCOR’s consolidated net worth below € 1,000,000,000;

•	The auditors of SCOR or a Member of the Group refusing to certify local corporate financial statements, or only with significant reservations.

•	Attachments on assets with value in excess of € 10,000,000.

[5]	Defined as any economic, financial, stock market, legal, fiscal or other event according to the opinion shared by the majority (67%) of the banks.